UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report are hereby expressly incorporated by reference into the registrant’s registration statements on Form F-3 (File nos. 333-251065, 333-251055 and 333-245703) filed with the Securities and Exchange Commission on December 2, 2020, December 1, 2020 and December 1, 2020, respectively, and the registration statement on Form S-8 (File no. 333-235692) filed with the Securities and Exchange Commission on December 23, 2019.

EXHIBIT LIST

Exhibit	Description
99.1	Notice of Special Meeting of Shareholders and Management Information Circular dated December 12, 2022
99.2	Notice of Special Meeting of Shareholders
99.3	Notice of Availability of Proxy Materials for the Special Meeting of Shareholders of Liminal BioSciences Inc.
99.4	Proxy Form
99.5	Virtual Special Meeting User Guide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: December 15, 2022	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer